Exhibit No. 5(ii) on Form N-1A
                                       Exhibit No. 10 Under Item 601/Reg SK

                                 EXHIBIT B
                                  to the
                       Investment Advisory Contract

                   MARKETVEST INTERNATIONAL EQUITY FUND

     The following provisions are hereby incorporated and made part of the Investment Advisory Contract dated January 1, 1996 between Marketvest Funds and Dauphin Deposit Bank and Trust Company.

     For all services rendered by Adviser hereunder, the above-named Fund of the Trust shall pay to Adviser and Adviser agrees to accept as full compensation for all services rendered hereunder, an annual investment advisory fee equal to .65 of 1% of the average daily net assets of the Fund.

     The portion of the fee based upon the average daily net assets of the Fund shall be accrued daily at the rate of 1/365th of .65 of 1% applied to the daily net assets of the Fund.

     The advisory fee so accrued shall be paid to Adviser monthly.

     In consideration of the mutual covenants set forth in the Investment Advisory Contract dated January 1, 1996 between Marketvest Funds and Dauphin Deposit Bank and Trust Company, Marketvest Funds executes and delivers this Exhibit on behalf of the Fund, and with respect to the shares thereof, set forth above.
     Witness the due execution hereof this 1st day of January, 1997.



Attest:                            DAUPHIN DEPOSIT BANK AND TRUST COMPANY




                                   By:
Secretary                             Executive Vice President
                                      Rick A. Gold


Attest:                            MARKETVEST FUNDS



                                   By:
Secretary                             Vice President
Victor R. Siclari                     Jeffrey W. Sterling